Exhibit 99.2

NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS OF

QUEST RARE MINERALS LTD.

TAKE NOTICE that an Annual Meeting of Shareholders (the “Meeting”) of QUEST RARE MINERALS LTD. (the “Corporation”) will be held at 10:00 a.m. (eastern time) on April 17, 2014 at the office of Fasken Martineau DuMoulin LLP, Stock Exchange Tower, 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9. The purposes of the meeting are to:

1.	receive and consider the consolidated financial statements of the Corporation for the fiscal year ended October 31, 2013 and the auditors’ report thereon;

2.	elect directors;

3.	appoint auditors and authorize the directors to fix their remuneration; and

4.	transact such other business as may properly be brought before the Meeting.

Additional information on the above matters can be found in the Corporation’s Management Information Circular under the headings “Election of Directors” and “Appointment of Auditors”.

Notice-and-Access

The Corporation has elected to use “notice-and-access” rules (“Notice-and-Access”) under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for distribution of its Proxy-Related Materials (as defined below) to shareholders who do not hold shares of the Corporation in their own names (referred to herein as “Beneficial Shareholders”). Notice-and-Access is a new set of rules that allows issuers to post electronic versions of proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies. “Proxy-Related Materials” refers to the Management Information Circular of the Corporation dated March 12, 2014 (the “Circular”), the Notice of Meeting, a voting instruction form and the Corporation’s 2013 annual report containing the Corporation’s annual audited consolidated financial statements for the year ended October 31, 2013 and the related Management’s Discussion and Analysis.

The use of Notice-and-Access is more environmentally friendly as it will help reduce paper use. It will also reduce the Corporation’s printing and mailing costs. Beneficial Shareholders may obtain further information about Notice-and-Access by contacting: (i) for Beneficial Shareholders with a 15-digit Control Number: Computershare Investor Services Inc. toll free at 1-800-564-6253; or (ii) for Beneficial Shareholders with a 12-digit Control Number: Broadridge Financial Solutions, Inc. toll free at 1-855-887-2244.

The Corporation is not using Notice-and-Access for delivery to shareholders who hold their shares directly in their respective names (referred to herein as “Registered Shareholders”). Registered Shareholders will receive paper copies of the Circular, related materials and the Corporation’s 2013 annual report via prepaid mail.

Websites Where Proxy-Related Materials are Posted

The Proxy-Related Materials are available on the Corporation’s website at www.questrareminerals.com and under the Corporation’s profile on SEDAR at www.sedar.com (Canada) and at www.sec.gov (United States).

Notice Package

Although the Proxy-Related Materials have been posted on-line as noted above, Beneficial Shareholders are receiving paper copies of a notice package via prepaid mail, including this Notice of Annual Meeting, containing information prescribed by NI 54-101 such as: the date, time and location of the Meeting, the website addresses where the Proxy-Related Materials are posted, a voting instruction form, and supplemental mail list return card for Beneficial Shareholders to request they be included in the Corporation’s supplementary mailing list for receipt of the Corporation’s interim financial statements for the 2014 fiscal year.

How to Obtain Paper Copies of Proxy-Related Materials

Beneficial Shareholders may obtain paper copies of the Circular and the Corporation’s 2013 annual report free of charge by contacting: (i) for Beneficial Shareholders with a 15-digit Control Number: Computershare Investor Services Inc. toll free at 1-866-962-0498 (within North America) or 514-982-8716 (outside North America); or (ii) for Beneficial Shareholders with a 12-digit Control Number: Broadridge Financial Solutions, Inc. toll free at 1-877-907-7643. Any request for paper copies which are required in advance of the Meeting should be sent so that the request is received by the Corporation by 5:00 p.m. (eastern time) on April 8, 2014 in order to allow sufficient time for Beneficial Shareholders to receive their paper copies and to return their voting instruction form by the due date.

Voting

The Board of Directors has fixed the close of business on March 7, 2014 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.

Beneficial Shareholders are encouraged to express their vote in advance by completing and signing the enclosed voting instruction form and returning it in accordance with the instructions provided to them by their broker or other intermediary.

Registered Shareholders are encouraged to express their vote in advance by completing the enclosed form of proxy. Detailed instructions on how to complete and return proxies are provided on page 3 of the Circular. To be effective, the completed form of proxy must be deposited with the Corporation’s transfer agent and registrar, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, at any time prior to 5:00 p.m. (eastern time) on April 15, 2014 or with the Secretary of the Corporation before the commencement of the Meeting or at any adjournment thereof. Registered Shareholders may also vote their shares by telephone or through the internet using the procedures described in the enclosed form of proxy.

Dated at Toronto, Ontario, this 12th day of March, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

By:	(signed) Peter J. Cashin
President and Chief Executive Officer